	ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995	AUSTIN DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK RIYADH WASHINGTON

TEL +1 713.229.1234
FAX +1 713.229.1522
www.bakerbotts.com
May 26, 2006

063718.0319	Troy Sam Lee
TEL +1 713.229.1477
FAX +1 713.229.2877
troy.lee@bakerbotts.com

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Filing Desk

Re:	Response to SEC Staff Comments Regarding Registration Statement on Form S-1 of KBR, Inc. (Registration No. 333-133302) sent by a letter dated May 12, 2006

Ladies and Gentlemen:

On behalf of KBR, Inc., and pursuant to Regulation S-T under the Securities Act of 1933, we hereby transmit for electronic filing via the EDGAR system a memorandum of KBR responding to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding KBR’s Registration Statement on Form S-1 of KBR, Inc. (Registration No. 333-133302) by a letter dated May 12, 2006.

KBR’s responses to the Staff’s comments are included in the memorandum enclosed herewith submitted on behalf of KBR. KBR is separately transmitting as supplemental information under Rule 418 of the Securities Act Annex A to the memorandum relating to its response to comment 100 (the “Supplemental Information”), and requesting confidential treatment for the Supplemental Information under the Freedom of Information Act (“FOIA”). Accordingly, this EDGAR transmission does not contain the Supplemental Information. We are also requesting under Rule 418(b) that the Staff return the Supplemental Information to the undersigned in the separately transmitted self-addressed package after completing its review.

Please telephone collect Darrell W. Taylor (713.229.1313), Chris Arntzen (713.229.1344) or the undersigned (713.229.1477) of the firm Baker Botts L.L.P., counsel to KBR, with any questions or comments you may have regarding the enclosed.

Very truly yours,
BAKER BOTTS L.L.P.

By:	/s/ Troy S. Lee
Troy S. Lee

Securities and Exchange Commission	2	May 26, 2006

cc:	Mr. Cedric W. Burgher

KBR, Inc.

Mr. Darrell W. Taylor

Mr. Chris J. Arntzen

Baker Botts L.L.P.

May 26, 2006

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	KBR, Inc.

RE:	KBR, Inc. Registration Statement on Form S-1 (File No. 333-133302) Response to SEC Staff Comments dated May 12, 2006

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated May 12, 2006 regarding our filing referenced above. Where applicable, our responses indicate the additions or revisions we included in the first pre-effective amendment to our Form S-1 registration statement (the “Registration Statement”) as filed with the SEC on the date hereof (“Amendment No. 1”), four courtesy copies of which are being provided. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

We respectfully request that the staff review Amendment No. 1 and our responses to its comments at its earliest convenience. Please advise us as of any further comments as soon as possible.

General

1.	Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

RESPONSE: We acknowledge the staff’s comment and will include the anticipated price range and other pricing-related information in a subsequent amendment to the Registration Statement in order to provide the staff with a reasonable amount of time to review prior to requesting acceleration of effectiveness.

2.	We note the glossary of terms set forth in Appendix A to your prospectus. We have the following comments:

•	Please prominently disclose in the forepart of your prospectus the location of the glossary.

RESPONSE: We have added a reference to the glossary in the introductory paragraph under “Prospectus Summary” on page 1 of Amendment No. 1.

•	Many of the defined terms do not appear to require definition, such as KBR, Halliburton, Internal Revenue Code, KBR, SEC, Securities and Futures Act, Securities Act, U.S. tax, us, and we. Please revise here and, as appropriate, elsewhere in your prospectus to delete these defined terms.

RESPONSE: We have deleted from the glossary and elsewhere in the prospectus defined terms that we believe do not require definition.

•	Please revise the defined terms, to the extent practicable, to ensure that they are clear from context. In this regard, we note that a reader should not have to learn a new vocabulary and many of the defined terms are acronyms.

RESPONSE: We have revised language in certain definitions, and we have pared down the use of acronyms in Amendment No. 1.

•	Certain of your defined terms include a descriptive narrative that appears to provide information that should be included in the body of your prospectus. For example, we note the description of the MARS program. Please revise to disclose this information in the body of your prospectus.

RESPONSE: We have reviewed the information contained in the glossary and reviewed the context in which such defined terms appear in the body of the prospectus. Based on this comparison, we have revised the language in the body of the prospectus and the glossary as appropriate.

3.	We note the comparative and factual assertions throughout your prospectus as to the size of your operations and market share, your leading positions, and certain information related to your industries. Please advise us as to whether your basis for these assertions is based on the most recently available data and, therefore, is reliable. In addition, if you funded or were otherwise affiliated with any sources that you cite, please disclose this fact. Otherwise, please confirm to us that your sources are widely available to the public. If any of the sources are not publicly available, please either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

RESPONSE: The comparative and factual assertions included in the Registration Statement regarding the size of our operations, our market share, our leading positions and our industry are supported by the most current data available to us. In that regard, please note that we have updated our disclosure on pages 1 and 65 of Amendment No. 1 to reflect updated rankings that became available subsequent to the initial filing of the Registration Statement.

Some of the backup support for our disclosure is derived directly from publicly available sources that are either freely available in the public domain or fee-based sources. The fee-based public sources include published books; industry magazines, journals, newsletters, and reports; and unaffiliated commercial and/or online data services, including: (i) Cambridge Energy Research Associates (CERA); (ii) SRI Consulting (Fuels of the Future report lists countries where some investments in GTL technology are in progress or being considered); (iii) Purvin & Gertz; and (iv) Nexant, Inc. (PERP Report: Developments in Syngas Technology quantifies global syngas demand by end-use).

Some of the backup support for our disclosure is derived from internally generated analysis that are based upon data developed from our operations and from other factual information obtained from publicly available press releases and industry publications. We have used internally generated analysis to support statements regarding the following topics: (i) liquefaction market share; (ii) terminals market share; (iii) calculation of ethylene greenfield capacity; (iv) list of ammonia plants; (v) list of GTL investments; (vi) list of Saudi Arabian ethylene plants; (vii) KBR experience list of ROSE units; (vii) list and count of hydroprocessing FCC, and environmentally friendly projects; and (viii) LNG liquefaction capacity completed by Gas Alliance – calculation and summary.

In addition, the backup support for certain of our statements regarding the absence of new refinery construction and our ammonia process technology are derived from the following studies that have been previously commissioned by us and are not publicly available: (i) PFC Energy (list of refineries worldwide built in the last three decades); and (ii) Plant Surveys International, Inc. (Worldwide Ammonia Plant Benchmarking Study 2000-2001 for KBR’s ammonia process). We have not quoted from these sources in Amendment No. 1, but have used the data as back-up for our calculations. We are not affiliated with either of these sources and have not identified them in Amendment No. 1. Accordingly, we do not believe that any consent is required to be filed with respect to either source under Rule 436 or Section 7 of the Securities Act.

4.	If necessary, please update your financial statements and the related information throughout your prospectus to the quarter ended March 31, 2006.

RESPONSE: We have updated the disclosure in Amendment No. 1 to include financial and related information for the quarter ended March 31, 2006.

Outside Front Cover Page of Prospectus

5.	Please disclose the identities of your lead or managing underwriters. See Item 501(b)(8)(i) of Regulation S-K.

RESPONSE: We have not yet determined our lead underwriters. We will disclose our lead underwriters in a subsequent amendment to the Registration Statement once they are determined.

Table of contents, page i

6.	We note the statement that investors should rely only on information set forth in your prospectus. If you intend to use any free writing prospectuses, you should remove this statement when you have a Section 10 prospectus available, as you will be liable for and investors will be entitled to rely upon that information.

RESPONSE: We have revised the first paragraph under “Table of Contents” on page i of Amendment No. 1.

Prospectus Summary, page 1

7.	The disclosure set forth in this section is very detailed and lengthy and provides too much information for summary disclosure. In this regard, we note that your disclosure includes detailed descriptions of your business, competitive strengths and growth strategy that are substantially similar to disclosures included in your Business section. In addition, we note that the graph on page 2 does not appear in the body of your prospectus. Your summary should provide a brief overview of the most important aspects of your business and your offering. If you believe this detailed disclosure is necessary in your summary, reduce the disclosure to a bullet point presentation and relocate the more detailed disclosure to the body of your prospectus. Please revise accordingly.

RESPONSE: We have revised the disclosure under “Prospectus Summary” on pages 3, 4, 5 and 6 of Amendment No. 1 to shorten our summary disclosure. We note, however, that we believe the broad range of services conducted by each of our business segments and the diverse end-markets we serve require us to describe our business, competitive strengths and strategy in some detail in order to make our summary disclosure meaningful and comprehensible to potential investors. We also note that we have retained the pie charts on page 2 of Amendment No. 1 because they summarize in a simple visual format information regarding our backlog that is disclosed in greater detail under “Business – Backlog” starting on page 82 of Amendment No. 1.

8.	We note the disclosure in the first full paragraph on page 2. Please balance this disclosure by disclosing the fact that your revenue decreased by $1.8 billion, or 15%, in fiscal 2005 as compared to fiscal 2004. In addition, please briefly discuss your leveraged position.

RESPONSE: We have revised the first full paragraph on page 2 of Amendment No. 1 by stating our total revenues and loss from continuing operations for 2004. Our outstanding indebtedness to third parties as of March 31, 2006 consists of only $31 million of long-term indebtedness. We also have $774 million of intercompany notes payable to subsidiaries of Halliburton, all or a substantial portion of which we expect will be repaid with proceeds from this offering and current liquidity. Accordingly, we do not believe our indebtedness is a significant disclosure appropriate for the summary.

9.	Please disclose the basis for the statement in the first sentence under the heading “Gas monetization (LNG and GTL)” on page 3 and in the third sentence under the heading “Petrochemicals” on page 3.

RESPONSE: The backup support for the referenced statements is not based on a specific third party source. Rather, these statements are supported by internally generated analysis of the nature described in our response to Comment #3. Therefore, we have not revised the disclosure in Amendment No. 1 to cite any specific source.

Our market share for EPC (engineering, procurement, and construction) of liquefaction plants placed in operation world-wide over the past 30 years is calculated by adding up the total capacity for our EPC awards since 1976 for plants that are currently in operation, and dividing that by the total capacity for plants in operation whose EPC was awarded since 1976, the year in which we entered the liquefaction market. The operating capacity added by our operations since 1976 totals 78.34 million metric tons per annum (MTPA), and the total operating capacity industry-wide added since 1976 totals 142.18 MTPA, resulting in a market share of approximately 55% for us. Our database is internally maintained and contains the key data on all major LNG FEED (front-end engineering design) and EPC contracts awarded since 1976. It was designed to serve as our internal record of the LNG FEED and EPC contracts. This database was originally developed by our LNG Technology group in January 2001, and has been maintained since then as a means of documenting our experience and understanding our market share in the industry. The data is updated when a new EPC award is announced or a plant in EPC begins producing LNG. The basis for these updates, and the general data contained in the database, is typically contractor or customer-issued press releases announcing the award or start-up of the plant. In addition, we use trade journals such as LNG Express, LNG in World Markets, LNG Journal, etc. as sources of information.

Our market share for LNG terminals is determined by calculating the number of FEED projects we have conducted for greenfield terminals that are currently in operation world-wide outside of Japan. We refer to greenfield terminal projects because these are more easily identified than expansion or revamp projects (for instance, simply adding a vaporizer could theoretically constitute an expansion, but is not actually indicative of a major award that should be deemed to contribute to a contractor’s market share). Similarly, we limit our market share statistics to include only those FEED projects which have actually materialized into operating terminals. Under this criteria, KBR has designed 13 out of the 24 terminals in operation worldwide outside of Japan.

The disclosure with respect to worldwide ethylene capacity added since 1986 is no longer included in the revised “Prospectus Summary,” but continues to appear under “Business—Our Competitive Strengths.” We calculate the total number of petrochemical projects on which we have worked through a historical project list that we maintain in our technology department. Our list includes over 800 projects. With respect to market share for our ethylene projects, we maintain in-house a database that details data on ethylene projects, capacities and award dates. We gather this data from press releases, industry journals and other sources such as CMAI data. We collect data on Gas Crackers Worldwide (for ethane, propane, and butane feeds) and Liquid Crackers Worldwide (for feeds which are predominately heavier). Our list totals the capacity since 1986 at 35.9 MTPA. Our projects output totals 12.9 MTPA, which represents 35.9% of the market.

Selectively pursue new projects to enhance profitability and mitigate risk, page 5

10.	Please explain the meaning of “turnkey” construction.

RESPONSE: We have revised Amendment No. 1 to eliminate the use of the term “turnkey.”

Risk Factors, page 12

11.	It appears that you are including more than one risk under one subheading. For example, the risks discussed in the seventh and eight sentences of the first bullet point and in the second bullet point of risk factor one appear to be material risks that should be discussed under their own subheadings. Other examples of risks that are “bundled” include risk factors three, four, five, nine, and 10. In order to give prominence to each risk you present, we suggest that you assign each risk its own explanatory subheading. Please revise accordingly. See Item 503(c) of Regulation S-K.

RESPONSE: We have revised the disclosure under “Risk Factors” on pages 11, 12, 13, 14, 15, 16 and 19 of Amendment No. 1.

12.	Please revise your risk factors to remove the phrases “we cannot assure,” “there can be no assurance,” “we cannot guarantee,” and other similar phrases. In this regard, we note that the actual risk is that the event will occur, not your inability to prevent the event. See, for example and without limitation, risk factors five, seven, 10, and 23.

RESPONSE: We have revised the disclosure under “Risk Factors” in Amendment No. 1 to remove the referenced phrases.

13.	Please review all of your risk factors to ensure that they describe a genuine risk, and that the risk is prominently expressed with only enough other information included to place the risk in context. Many of your risk factors are lengthy and appear to have been copied from disclosure elsewhere in the prospectus that elaborates on the background and subject matter of the risk, but that was not drafted for the purpose of highlighting the risk.

RESPONSE: We have revised the disclosure under “Risk Factors” on pages 16, 17, 18, 19, 24 and 25 of Amendment No. 1.

14.	If material please add risk factor disclosure regarding the following:

•	The costs of effecting the separation from Halliburton, including the costs for which you may be liable under the tax sharing agreement.

•	The fact that you will be a “controlled company” for purposes of certain NYSE corporate governance rules.

RESPONSE: We have revised the risk factor captioned “We do not have a history of operating as a stand-alone company, we may encounter difficulties in making the changes necessary to operate as a stand-alone company, . . .” on page 29 of Amendment No. 1 to add disclosure regarding our estimates of the additional expenses we expect to incur by becoming a publicly traded company and in connection with our separation from Halliburton. The tax sharing agreement with Halliburton is intended to continue the existing tax sharing arrangements between Halliburton and KBR and, as such, we will not be subject to material additional costs under the tax sharing agreement. Therefore, we did not add any disclosure concerning the costs under this agreement.

We have revised the disclosure on page 26 of Amendment No. 1. As revised, we believe that the material risks to potential investors relating to Halliburton’s controlling ownership interest in us are adequately disclosed under “Risks Related to Our Affiliation With Halliburton—We will be controlled by Halliburton as long as it owns a majority of our outstanding voting stock . . .” on page 26 of Amendment No. 1 and “Risks Related to Our Affiliation With Halliburton—Our interests may conflict with those of Halliburton with respect to business relationships . . .” on page 27 of Amendment No. 1.

15.	Please add risk factor disclosure regarding your debt obligations. In this regard, please discuss your annual debt obligations and the impact of a 1% increase in interest rates on these obligations.

RESPONSE: We currently disclose the material risks associated with our working capital requirements and the terms of our revolving credit facility and a credit and reimbursement agreement under the risk factors captioned “We experience increased working capital requirements from time to time associated with our business . . . “ on page 19 of Amendment No. 1 and “It is an event of default under our $850 million revolving credit facility . . .” on page 25 of Amendment No. 1. We consider these items to be the material risks associated with our current debt requirements and obligations. As noted in our response to Comment #8, our outstanding indebtedness to third parties as of March 31, 2006 consists of only $31 million of long-term indebtedness. We also have $774 million of intercompany notes payable to subsidiaries of Halliburton, all or a substantial portion of which we expect will be repaid with proceeds from this offering and current liquidity. Accordingly, we do not believe any further risk factor disclosure is necessary.

16.	Please consider providing a risk factor related to your internal controls over financial reporting, which would address whether any material weaknesses in your internal controls over financial reporting have been identified in the audits of your financial statements, the impact of these material weaknesses on your business and financial statements, and your plans to remediate these material weaknesses. In Note 12 to your financial statements, you state that you received two draft reports from the DCAA on your accounting system, which raised various issues and questions. Please discuss the nature of these issues and questions and what the impact of this review could be on your business and financial statements, including any impact of this review on obtaining new contracts with the United States government.

RESPONSE: Supplementally, we inform you as follows:

As a subsidiary of Halliburton, an SEC registrant, KBR has fully complied with the requirements to evaluate the adequacy of and test compliance with internal controls over financial reporting (ICOFR) using scopes appropriate for reporting by Halliburton on its consolidated financial statements, including KBR. As a result, no material weaknesses in ICOFR have been identified by Halliburton in reviewing its ICOFR for its consolidated financial statements including KBR. Because KBR is not currently required to evaluate the effectiveness of its ICOFR with respect to the consolidated financial statements of KBR Holdings, LLC or the financial statements of KBR, Inc., no specific evaluation and conclusion has been made regarding ICOFR with respect to scopes applicable to these financial statements.

With respect to DCAA questions, the performance of a cost reimbursement government contract requires a contractor to have an accounting system capable of tracking and assigning costs incurred to a greater level of detail than the summary level for GAAP financial reporting. This level of detail may include elements such as a sub-task, cost account level or detailed ledger account information, which is multiple levels below the financial reporting segment level.

The determination of adequacy of a contractor’s accounting system is made by the Administrative Contracting Officer (ACO) who works for the Defense Contract Management Agency (DCMA). The ACO receives advisory assistance from the DCAA in the form of formal audits and reviews, but the final decision rests with the ACO. KBR’s accounting system approval letter from our ACO is dated April 7, 1997. Our ACO has received the DCAA reports referenced in Footnote 12 to our consolidated financial statements and we have had meetings with our ACO each quarter on our accounting system and other systems. During these meetings, the ACO has continued to state that, based on our responses to the issues raised, there are no issues that would merit suspension of the adequacy determination and that the 1997 approval letter remains authoritative unless withdrawn. Based on our own evaluation of the issues raised in the DCAA reports, we do not believe that any of the issues constitute a material weakness in our internal controls over financial reporting.

The major items raised by the DCAA in its audit reports focused on specific instances of tracking and assigning costs on the LogCAP contract to specific task orders and the timeliness of distributing costs reported per the general ledger to lower level cost account level details. These issues were addressed prior to the issuance of the report by DCAA and did not impact the financial reporting of the company.

Additionally, the DCAA raised items regarding the timeliness of providing supporting documentation to the auditor and some general questions regarding the internal control environment of KBR. We hired additional staffing to support the significant number of data requests and provided the DCAA with additional information on the internal control environment.

We have revised the disclosure on page 16 of Amendment No. 1 to more clearly reference the risks of not having a continuing determination of an adequate accounting system for government contracting.

A significant portion of our engineering and construction projects…, page 14

17.	Please illustrate the risks discussed in the bullet points under this subheading by providing brief examples that have materially impacted your company. Please also comply with this comment in the risk factor entitled “International and political events. . .” on page 27.

RESPONSE: We have revised the risk factor captioned “A significant portion of our engineering and construction projects . . .” on page 14 of Amendment No. 1. We have not revised the risk factor captioned “International and political events may adversely impact our operations” on page 22 because we believe historical examples are vastly different from, and do not illustrate the current level of risk in, the countries specified.

We have funded losses on the Barracuda-Caratinga project…, page 18

18.	Please explain, here or elsewhere in the document, the repayment of advances received from your customer. What is the purpose of the advances and why are they repaid? Are they not advances against amounts that the clients would pay to you under the contracts?

RESPONSE: We have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 46 of Amendment No. 1 to clarify our disclosure regarding the repayment of advances.

Supplementally, we inform you as follows:

The $300 million advanced payment for the Barracuda-Caratinga project represented an advance on the amounts that the customer was obligated to pay under the contract and was used to fund the initial and continuing working capital required for the project. The contract terms allowed Petrobras to apply as a credit the $300 million advanced payment against the final invoices.

The SEC and the DOJ are investigating the actions of agents…, page 19

19.	The disclosure in this risk factor is particularly detailed and lengthy and provides too much information for risk factor disclosure. In this regard, we note that your disclosure under this subheading largely repeats the disclosure set forth in the section entitled “FCPA Investigations” on page 86. We also note that the risk appears to be discussed in the third to last paragraph. Please revise to present only the information that is necessary to give the risk context, and include other information elsewhere in your prospectus. Please also comply with this comment in risk factor 27.

RESPONSE: We have shortened the discussion under the risk factor captioned “The SEC and the DOJ are investigating the actions of agents in foreign projects . . .” beginning on page 17 of Amendment No. 1 in an attempt to present only the risk and the information necessary to give the risk context. We have also shortened the risk factor captioned “We may take or fail to take actions that could result in our indemnification from Halliburton with respect to Foreign Corrupt Practices Act . . .” beginning on page 23 of Amendment No. 1 to eliminate duplication with other disclosure.

Potential consequences arising out of the investigation…, page 22

20.	We note the disclosure in the second paragraph. Please expand the disclosure in this risk or a separately subtitled risk factor and, as appropriate, elsewhere in your prospectus, to explain that governmental policy regarding indemnification may override any private agreement between the parties such that the indemnity would not be available to KBR. You should discuss the impact of unavailability of the indemnity on your liquidity in MD&A as well. We note your current disclosure in MD&A regarding the indemnity as a factor affecting liquidity.

RESPONSE: Our counsel has separately submitted materials to the staff of the Division of Enforcement (with a copy to Pamela A. Long) on this topic, and we have proposed further discussions with the staff, if necessary. We do not believe that the proposed indemnification contravenes the terms of any statute, rule, regulation or policy on indemnity promulgated by Congress or the SEC.

21.	The disclosure in the second paragraph duplicates the disclosure set forth in risk factors 27 and 28. Please revise to eliminate duplicative risk factor disclosure.

RESPONSE: To the extent practicable, we have shortened the referenced risk factor to eliminate duplication with the risk factors captioned “We may take or fail to take actions that could result in our indemnification from Halliburton with respect to Foreign Corrupt Practices Act matters . . .” beginning on page 24 of Amendment No. 1 and “Halliburton’s indemnity for matters relating to the Barracuda-Caratinga project do not apply to all potential losses . . .” beginning on page 24 of Amendment No. 1.

Intense competition in the engineering and construction industry…, page 24

22.	Item 503(c) of Regulation S-K states that issuers should not “present risk factors that could apply to any issuer or any offering.” It appears that the risk discussed in this risk factor could apply to nearly any issuer in your industries and in many other industries. Please clearly explain how this risk specifically applies to your company or your offering. Please also comply with this comment in risk factors 14, 15, 16, 17, 18, 20, 24, and 25.

RESPONSE: We have deleted Risk Factors 15 (Acquisitions), 16 (Environmental Requirements), 20 (International Regulation), 22 (Military action; terrorist attacks), and 24 (International Taxation). While we acknowledge that the majority of the retained risk factors referenced in the staff’s comment are generally applicable to many of the competitors in our industry, we believe the risk factor disclosure retained in Amendment No. 1 is generally not relevant to registrants in a number of other industries. We therefore believe that disclosure regarding these risks is both necessary and appropriate as a means to inform potential investors who may not be familiar with our industry or our company about the significant risks we face. Specifically, with respect to:

•	Risk Factor 13 (Competition)—Our projects are frequently awarded through a competitive bidding process, which is standard in our industry. We are constantly competing for project awards based on pricing and the breadth and technological sophistication of our services. Any increase in competition or reduction in our competitive capabilities could have a significant adverse impact on the margins we generate from our projects or our ability to retain market share.

•	Risk Factor 14 (Qualified Personnel)—A shortage of affordable trained engineers and other skilled workers is one of the most significant risks currently facing us and our competitors.

•	Risk Factor 17 (Intellectual Property Rights) and Risk Factor 18 (Changes in Technology)—We view our portfolio of process and design technologies as one of our competitive strengths and we use them as part of our efforts to differentiate our service offerings. If we are unable to enforce our intellectual property rights or our proprietary technologies become obsolete, our business would be adversely impacted.

•	Risk Factor 25 (Foreign Exchange)—We conduct a significant portion of our operations in foreign countries, including countries with “soft” currencies that may be subject to unpredictable fluctuations and may be difficult to exchange for “hard” currencies. In response to Comment #24, we have revised the disclosure on page 23 of Amendment No. 1 to more clearly explain our exposure to risks associated with foreign currencies.

We work in international locations where there are high security risks…, page 28

23.	Please quantify the risk described in the second sentence of this risk factor.

RESPONSE: We have deleted the specific reference to security costs in this risk factor on page 23 of Amendment No. 1 because we do not separately account for security-related expenses in our financial records for a variety of reasons. Security-related expenses are generally incremental to costs which are otherwise typically incurred with respect to all construction and service projects. Additional ground transportation costs, and incidental expenses for meals and housing, etc. must be provided to personnel specifically assigned to perform security functions, but these expenses are also provided to many personnel not performing security functions. In terms of additional infrastructure, fencing, lighting, access control and other security measures are employed on all construction and service project sites. From a corporate perspective, company-wide security programs benefit all areas of the business, and are not solely for the benefit of reducing threats at high risk locations. Accordingly, it is not reasonably practicable for us to quantify the amount of additional expenses we incur or may be required to incur as a result of our operations in high-risk locations.

Our ability to limit our foreign exchange risk…, page 28

24.	Please explain in greater detail why the stated risk makes your offering risky.

RESPONSE: We have revised the referenced risk factor on page 23 of Amendment No. 1.

We will be controlled by Halliburton…, page 32

25.	Please revise to disclose the actual risk to an investor, namely the risk that your controlling stockholder may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority security holders, or may cause your company to take action that is not in the best interests of your minority security holders.

RESPONSE: We have revised the referenced risk factor beginning on page 26 of Amendment No. 1.

Substantial sales of our common stock by Halliburton…, page 35

26.	The disclosure in this risk factor duplicates the disclosure set forth in risk factor 29. Please revise to eliminate duplicative risk factor disclosure.

RESPONSE: We have deleted the risk factor captioned “Substantial sales of our common stock by Halliburton or us could cause our stock price to decline and issuances by us may dilute your ownership in our company.”

Provisions in our charter documents and Delaware law…, page 36

27.	Please revise to disclose the actual risk to an investor, namely the risk that these anti-takeover provisions may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority security holders.

RESPONSE: We have revised the risk factor captioned “We will be controlled by Halliburton . . .” beginning on page 26 of Amendment No. 1 and the risk factor captioned “Provisions in our charter documents and Delaware law . . .” on page 31 of Amendment No. 1 in response to this comment and Comment #25. In addition, we have revised the disclosure to clarify that the first risk factor is intended to summarize the risks associated with Halliburton’s controlling interest in us during the time it retains its interest and the second risk factor is intended to summarize the risks associated with the terms of our charter documents and Delaware law that will become applicable once Halliburton no longer owns a majority of our outstanding common stock. As such, the concept of “minority security holders” is not applicable to the context of the second risk factor.

Cautionary Statement About Forward-Looking Statements, page 38

28.	We note the disclosure in the second sentence of the second paragraph that it is not “possible to identify all factors . . .” Please be advised that you must identify all risks that you believe are material at this time and may not include disclosure that suggests that you do not have full responsibility under the federal securities laws for your disclosure. Please revise accordingly.

RESPONSE: We have revised the disclosure on page 32 of Amendment No. 1.

Capitalization, page 41

29.	Please provide an additional column, which should be described as pro forma as adjusted or something similar. The additional column should include the effects of the offering; whereas, the pro forma column should show the pro forma effects of all other adjustments excluding the offering.

RESPONSE: We have revised the capitalization table on page 35 of Amendment No. 1 to include a “pro forma” column showing the pro forma effects of adjustments, other than the offering, and a “pro forma as adjusted” column to show all adjustments, including the offering.

Dilution, page 42

30.	We note the shares you have excluded from your comparative table listed in the second last paragraph. Please be advised that this table must include any shares that your officers, directors, and affiliated persons have the right to acquire. As such, the shares issuable under your restricted stock units should be reflected in this table. Please revise accordingly. See Item 506 of Regulation S-K.

RESPONSE: We have revised the disclosure on page 36 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition…, page 44

31.	Please confirm that you have no off-balance sheet arrangements that should be disclosed in accordance with Item 303(a)(4) of Regulation S-K.

RESPONSE: We have included the following disclosure under a separate subsection entitled “Off-Balance Sheet Arrangements” on page 48 of Amendment No. 1:

“We often participate, generally through an equity investment in a joint venture, partnership or other entity, in privately financed projects that enable our government customers to finance large-scale projects, such as railroads, and major military equipment purchases. We evaluate the entities that are created to execute these projects following the guidelines of FASB Interpretation No. 46R (see Note 18 “Equity Method Investments and Variable Interest Entities” in the notes to our consolidated financial statements for a description of our significant unconsolidated subsidiaries that are accounted for using the equity method of accounting). These projects typically include the facilitation of non-recourse financing, the design and construction of facilities, and the provision of operation and maintenance services for an agreed to period after the facilities have been completed. Our investments in privately financed project entities totaled $131 million and $145 million at March 31, 2006 and December 31, 2005, respectively. Our equity in earnings (loss) from privately financed project entities totaled $(18) million, $(12) million and $(7) million for the years ended December 31, 2005, 2004 and 2003, respectively, and $(5) million and $(5) million for the three months ended March 31, 2006 and 2005, respectively. As of

March 31, 2006 and December 31, 2005, we had commitments to fund approximately $17 million and $35 million, respectively, related to privately financed projects.”

32.	Please elaborate upon and clarify the reasons for the losses on the Barracuda project. For example, if this was a fixed price contract; did you underestimate the cost involved, or are the losses due to other factors? Were additional fees not negotiated or insufficient for the change orders you site? Were the delays caused by the client’s change orders? If so, why was the company charged liquidated damages?

RESPONSE: We have included additional disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 46 and 47 of Amendment No. 1. This disclosure provides a more in depth discussion of the Barracuda-Caratinga project and the reasons for the approximately $785 million in inception to date losses, which included higher costs, schedule extensions, a significant reduction in productivity during the latter stages of the project and rework that was required when we began to integrate the equipment modules onto the vessels, as well as certain warranty matters.

Since 2003, we have been in constant negotiation with the project owner related to each party’s claims regarding the delays in schedule and the increased costs. These claims were settled in three agreements entered into from November 2003 to April 2006. These settlement agreements did provide for additional fees for a portion of our claims, a payment by us of $22 million for liquidated damages and settlement of other matters.

33.	You state in MD&A and the Business section that as a result of the losses sustained on the Barracuda-Caratinga and Belenak projects, KBR decided not to bid on any more “high — risk turnkey construction of offshore production facilities”. Please elaborate on the nature of these projects in enough detail for investors to understand why they are particularly susceptible to losses and what distinguishes them from other types of projects and contracts that you do not plan to discontinue.

RESPONSE: We have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 47 of Amendment No. 1.

34.	The Legal Proceedings section beginning on page 84, as well as several risk factors and financial statement footnotes discuss items that appear to be known events and uncertainties that could impact your financial condition, results of operations and liquidity. Unless you have determined that these known events and uncertainties are not reasonably likely to have a material impact, please discuss their potential impact in MD&A.

RESPONSE: We believe the matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Amendment No. 1 address the material events and uncertainties that may have a material impact on our financial condition and results of operations, such as FCPA matters, matters relating to the Barracuda-Caratinga project, and our operations in Iraq. We do not believe the other items disclosed in the referenced sections are likely to have a material impact and therefore do not believe additional disclosure is required.

Business Environment and Results of Operations

2005 compared to 2004, page 48

35.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of G & I operating income you state that income from Iraq-related activities for 2005 increased $97 million compared to 2004, primarily due to income from award fees on definitized LogCAP task orders, the settlement of DFAC issues and the resolution of various disputed issues including fuel costs. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K and Financial Reporting Codification 501.04.

RESPONSE: We have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 49-51 of Amendment No. 1.

36.	Please provide additional discussion with quantification to enable readers to understand the reasons for the significant majority of the changes in your results of operations. For example, G & I operating income increased $248 million in 2005. Your current explanation appears to only discuss approximately $164 million of the increase.

RESPONSE: We have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 49-51 of Amendment No. 1.

Cash Flow Activities

Commitments and Other Contractual Obligations, page 54

37.	Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

RESPONSE: Our outstanding indebtedness to third parties as of March 31, 2006 consists of only $31 million of long-term indebtedness. We expect to use the proceeds from the offering and current liquidity to repay all or a substantial portion of our intercompany debt owed to subsidiaries of Halliburton. Accordingly, we believe disclosure related to interest payments on this indebtedness would be immaterial.

Financial Instruments Market Risk, page 59

38.	Please disclose the information required by Item 305 of Regulation S-K.

RESPONSE: We have revised the disclosure on pages 61 and 62 of Amendment No. 1.

Service Offerings, page 68

39.	We note your use of the term “full range” here and elsewhere in your prospectus to refer to the services you provide. This term is extremely broad. Please revise to clarify your use of this term.

RESPONSE: We have revised Amendment No. 1 to eliminate the use of the term “full range.”

Refining, page 71

40.	We note the disclosure regarding your alliance with ExxonMobil. Please briefly describe this alliance.

RESPONSE: We have added a brief description of our alliance with ExxonMobil under “Business—Joint Ventures and Alliances” on page 81 of Amendment No. 1.

Contracts, page 80

41.	Please provide the information required by Item 101(c)(ix) of Regulation S-K. In this regard, we note the disclosure in Note 12 beginning on page F-19.

RESPONSE: We have revised the disclosure on page 83 of Amendment No. 1.

Competition and Scope of Global Operations, page 81

42.	Please identify the principal methods of competition in your industries. Please also discuss your competition’s advantages over you and how this affects your competitive position within your industries. See Item 101(c)(x) of Regulation S-K.

RESPONSE: We have revised the disclosure on pages 83 and 84 of Amendment No. 1.

Intellectual Property, page 82

43.	Please disclose when your intellectual property rights will expire or terminate. See Item 101(c)(iv) of Regulation S-K.

RESPONSE: We have revised the disclosure on page 85 of Amendment No. 1.

Health and Safety, page 83

44.	Please briefly describe the types of health and safety laws applicable to your company.

RESPONSE: We have revised the disclosure on page 85 of Amendment No. 1.

45.	Please describe in greater detail the matters referenced in the third sentence. In addition, please disclose the costs that you incurred in fiscal 2005 and the costs you expect to incur in fiscal 2006 to maintain the safety of your personnel in high-risk locations.

RESPONSE: As discussed in our response to Comment #23, we do not separately account for security related expenses in our financial records for a variety of reasons. Accordingly, it is not reasonable practicable for us to quantify the amount of additional expenses we incur or may be required to incur as a result of our operations in high-risk locations.

Environmental Regulation, page 83

46.	Please disclose the information required by 101(c)(xii) of Regulation S-K.

RESPONSE: At December 31, 2005, our accrual for environmental liabilities totaled approximately $4 million, the majority of which is our total gross estimated liability for investigation or remediation of various sites. In certain instances, we have been named a potentially responsible party by a regulatory agency, but in each of those cases, we do not believe we have any material liability. Because compliance with environmental regulations has not materially impacted our capital expenditures, earnings or competitive position, we do not believe additional disclosure is required.

FCPA Investigations, page 85

47.	We note the disclosure in the first paragraph on page 86 regarding the subpoena that has been issued to Mr. Stanley and other subpoenas issued to “certain of [y]our current… employees.” If you are or become aware of subpoenas issued to any of your executive officers, please disclose this and identify those officers by name.

RESPONSE: No subpoenas have been issued to KBR employees that are remaining as executive officers of KBR. Both James Lehmann and Louis Pucher have been issued subpoenas. Mr. Lehmann is in the process of being reassigned within the company to a non-executive officer position. Mr. Pucher is in the process of retirement. Completion of each of these changes is imminent. The executive officer listing in the Registration Statement no longer includes Mr. Lehmann or Mr. Pucher.

48.	Disclosure in this section is sometimes vague and unhelpful. Please revise as follows:

•	Please clarify the nature of the payments you describe in the first sentence of the first paragraph so that investors can better understand why the SEC and DOJ have been reviewing “these matters”, as you refer to them in the third paragraph.

RESPONSE: We have clarified the nature of the payments in the first paragraph.

•	In the first sentence of the fourth paragraph, you state that “[t]he matters under investigation…include TSKJ’s use of a Japanese trading company that contracted to provide services to TSKJ.” Explain the significance to KBR of this aspect of the investigations.

RESPONSE: We have added language in the fifth paragraph to explain the significance of the Japanese trading company.

•	The fifth paragraph states that TSKJ entered into a series of agency agreements, including with Tri-Star Investments. Please disclose the significance to KBR of this aspect of the investigations.

RESPONSE: We have added language in the fifth paragraph to disclose the significance of the TSKJ agency agreements with Tri-Star Investments.

•	We note your reference in the eighth paragraph in this section to improper personal benefits that led to the termination of Mr. Stanley’s employment. Explain how this relates to the investigations.

RESPONSE: We have added language in the eighth paragraph explaining how the termination of Mr. Stanley’s employment relates to the investigations.

•	Please explain how the matters you discuss in the tenth paragraph regarding money on deposit in Swiss banks relate to the investigations and to KBR.

RESPONSE: We have added language in the seventh paragraph explaining the relationship of the money on deposit in Swiss banks to the investigations.

Management, page 89

Directors And Executive Officers, page 89

49.	Please revise the table to identify each officer and director that is an affiliate of Halliburton.

RESPONSE: We have revised the table on page 92 of Amendment No. 1.

50.	Please revise to describe the business experience of each executive officer and director for the past five years, or clarify the current disclosure by adding dates or the duration of employment. See Item 401(e)(1) of Regulation S-K. Please also ensure that you have disclosed the information required by the second and third sentences of Item 401(e)(1) of Regulation S-K.

RESPONSE: We have revised the disclosure on pages 92 and 93 of Amendment No. 1.

51.	It appears that you intend to elect or appoint new directors prior to the completion of your offering. In this regard, we note your disclosure in the section entitled “Board Structure and Composition of Directors” on page 90. Once these persons have been chosen or nominated to become directors, please provide the information required by Item 401(a) of Regulation S-K, as well as the consents required by Rule 438 of Regulation C.

RESPONSE: We acknowledge the staff’s comment and will promptly amend the Registration Statement upon the nomination or appointment of our additional directors in order to disclose the required information and file any required consents.

Executive Compensation, page 93

52.	Please include Mr. Lane’s compensation information for 2004. Although information for prior fiscal years is generally not required if the registrant was a reporting company during those years, you must provide information for any year if it was previously required to be provided in response to a Commission filing requirement. Please see Instruction to Item 402(b).

RESPONSE: We have revised the Summary Compensation Table on page 95 of Amendment No. 1.

53.	Please disclose the information required by Item 402(f) of Regulation S-K. In this regard, we note the disclosure in Note 20 beginning on page F-39.

RESPONSE: None of our executives officers or directors are eligible for any of our defined benefit pension plans or other post retirement plans that are disclosed in Footnote 20 to our consolidated financial statements included in Amendment No. 1. Therefore, we do not believe additional disclosure is necessary.

54.	We note the disclosure in this section regarding the terms of your compensatory agreements and plans. Please ensure that each agreement and plan is filed as an exhibit to your registration statement in accordance with Item 601(b)(10)(iii) of Regulation
S-K.

RESPONSE: We acknowledge the staff’s comment and will, to the extent we have not already done so, file all such compensatory agreements and plans as soon as they become available so that the staff has adequate time to review prior to requesting acceleration of effectiveness. Please note that certain of the plans discussed under “Management” in Amendment No. 1 are not required to be filed pursuant to Item 601(b)(10)(iii)(C)(4) of Regulation S-K.

55.	We note the disclosure on pages 96 through 100 and 114 through 115 regarding Halliburton’s compensatory, incentive and retirement plans. Please revise your disclosure to clearly identify which plans your officers, directors and employees will be eligible to participate in following the separation of your company from Halliburton.

RESPONSE: We have revised the disclosure on pages 97, 98, 99 and 118 of Amendment No. 1.

Aggregated Halliburton Option Exercises In Fiscal 2005…, page 95

56.	Please disclose in a footnote to the table the valuation method used with respect to the last two columns of the table.

RESPONSE: We have added a footnote to the referenced table on page 97 of Amendment No. 1.

KBR, Inc. 2006 Stock and Incentive Plan, page 97

57.	We note the disclosure in the last paragraph under the heading “Shares Subject To The Plan” on page 98. Please revise to disclose the amount of the award to each outside director and executive officer.

RESPONSE: We have revised the disclosure on page 100 of Amendment No. 1. Please note that the amount of the awards for our outside directors and executive officers has not yet been determined. We will disclose the amounts in a subsequent amendment to the Registration Statement once the awards have been determined.

58.	You state that upon completion of this offering, you anticipate granting restricted stock units to your outside directors and executive officers and stock appreciation rights to your executive officers. In MD&A, please disclose how you will account for this stock-based compensation, including the fair value that will be used to determine any compensation expense to be recorded. Please also discuss with quantification in MD&A the expected future impact of this stock-based compensation on your results of operations.

RESPONSE: The estimated fair value of the grants of restricted stock units to our outside directors and executive officers and stock appreciation rights to our executive officers we anticipate granting upon completion of the offering are included in our discussion of incremental public company expenses under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 44 of Amendment No. 1. We have updated that discussion in Amendment No. 1 to clarify that stock based compensation costs are included in those estimates and indicate how the fair value was calculated for those estimated grants.

Certain Relationships And Related Party Transactions, page 103

59.	Please ensure that each agreement you discuss in this section and in the section entitled “Our Relationship With Halliburton” beginning on page 105 is filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: We have listed each of the agreements discussed in the referenced section in the exhibit index and have filed with Amendment No. 1 all exhibits that are currently available. We will promptly amend the Registration Statement to file all remaining exhibits as soon as they become available so that the staff has adequate time to review prior to requesting acceleration of effectiveness.

Our Relationship With Halliburton, page 105

60.	Please delete the statement in the last sentence of the introductory paragraph, as it is inconsistent with Rule 411 of Regulation C.

RESPONSE: We have deleted the referenced sentence.

FCPA Indemnification, page 106

61.	We note the disclosure in the third paragraph. Please explain the meaning of each category of claims for which Halliburton will not be obligated to indemnify you, as readers may not be familiar with these legal terms. In this regard, we suggest that you provide brief examples to illustrate these types of claims. In addition, please advise us as to whether any individual type of claim may be material and, therefore, the risk relating to such claims should be specifically discussed in the risk factor section.

RESPONSE: We have revised the list of claims that the Halliburton indemnity will not cover on pages 109 and 110 of Amendment No. 1 to add examples and clarification. Although we have not received any claims of these types to date, some of these claims could be material and, as a result, we discuss these risks in the risk factor section under the caption “Risk Factors – Risks Relating to Investigations – Potential consequences arising out of the investigations into FCPA Matters and antitrust matters could include . . .” beginning on page 18 of Amendment No. 1.

62.	The discussion of the FCPA indemnity and other indemnities addresses indemnification by Halliburton to KBR. To the extent that KBR agrees to indemnify Halliburton for any matters under these agreement, please discuss this as well.

RESPONSE: The discussions of KBR’s indemnity of Halliburton with respect to KBR’s current and historical business, under credit support arrangements that Halliburton has provided to KBR and certain other matters are described under “Indemnification” beginning on page 108 of Amendment No. 1.

Corporate Governance, page 109

63.	We note the disclosure in the second to last paragraph. Please either disclose the material terms of the Halliburton Code of Business Conduct or file the code as an exhibit to your registration statement.

RESPONSE: We have filed a copy of the Halliburton Code of Business Conduct as Exhibit 99.1 to Amendment No. 1.

Description of Capital Stock, page 118

64.	Please delete the statement in the second sentence of the introductory paragraph that the summaries are qualified by reference to your charter documents and applicable law, as it is inconsistent with Rule 411 of Regulation C.

RESPONSE: We have revised the first paragraph under “Description of Capital Stock” on page 122 of Amendment No. 1.

Anti-Takeover Effects of Some Provisions, page 121

65.	Please revise to identify and briefly describe (or include a cross reference to disclosure that describes) those provisions that may have an anti-takeover effect. See Item 202(a)(5) of Regulation S-K.

RESPONSE: We have revised the disclosure on page 126 of Amendment No. 1.

66.	We note the disclosure in the second paragraph. Please revise to also state that your anti-takeover provisions may have the effect of preventing or frustrating a transaction that is in the best interests of your minority security holders.

RESPONSE: We have revised the disclosure on page 126 of Amendment No. 1.

Shares Eligible For Future Sale, page 124

67.	We note the disclosure in the sixth paragraph regarding the lock-up agreements. Please disclose the percentage of each of the outstanding and the issuable shares of common stock that will be subject to lock-up agreements. In addition, please discuss whether the representatives have any current intentions to release shares from the lock-up agreements. Finally, please briefly discuss the exceptions you reference in the first sentence.

RESPONSE: We have revised the disclosure on page 129 of Amendment No. 1. Please note, the disclosure on page 129 states that the representatives of the underwriters have no current intent to release shares from the lock-up agreements. We will revise this disclosure if appropriate to disclose any different intent and/or the terms of any agreed upon exceptions to the lock-up terms once the lead underwriters for the offering have been determined.

Underwriting, page 129

68.	We note the disclosure in the fourth full paragraph on page 130. This disclosure is extremely vague. You must identify each underwriter having a material relationship with the company and state the particular nature of the relationship. Please revise to be more specific.

RESPONSE: We will revise the disclosure on page 135 as appropriate in a subsequent amendment to the Registration Statement once the lead underwriters for the offering have been determined.

Legal Matters, page 134

69.	Please clarify the “certain legal matters” that Baker Botts will pass upon.

RESPONSE: We have revised the disclosure under “Legal Matters” on page 140 of Amendment No. 1.

Financial Statements

Report of Independent Registered Public Accounting Firm, pages F-2 and F-47

70.	Please make arrangements with your auditors to have them revise their report to refer to standards of the PCAOB, rather than just auditing standards of the PCAOB.

RESPONSE: The Audit Reports have been revised in response to the staff’s comment.

Consolidated Statements of Operations, page F-3

71.	Given that Rule 5-03 of Regulation S-X would generally require that equity in earnings (losses) of unconsolidated affiliates not be included in operating income (loss), please tell us how you determined equity in earnings (losses) of unconsolidated affiliates should be included in revenue and correspondingly in operating income (loss).

RESPONSE: The equity investments are in businesses closely related to our primary operations. We commonly enter into joint ventures or other unconsolidated entities so that we can share risks, expertise and resources in providing normal operating services to customers. These joint ventures constitute a significant portion of our operations, particularly on large complex projects. The amounts do not impact revenue trends for any period presented. Therefore, we believe this is the best presentation for the equity earnings.

72.	You are changing from an LLC to a C corporation as a part of the IPO process. You have chosen not to use the separate return method for your income taxes in your historical financial statements. You state on page 116 and elsewhere in the filing that Halliburton has advised you that it intends to dispose of your common stock that it owns following this offering. Please present on the face of your historical financial statements for each period, your pro forma tax and EPS data assuming either the separate return method was used or the newly revised tax sharing agreement with Halliburton was in place. Please supplementally tell us how you concluded the pro forma tax method chosen was preferable in these circumstances. In addition, please also present a pro forma column next to your most recent historical balance sheet showing the impact of your change from an LLC to a C corporation, including any planned distribution to owners, whether declared or not, and the transfer of any remaining undistributed equity to additional paid-in capital. Please discuss in a footnote the specific assumptions you used in arriving at each pro forma amount. Please also revise your presentations elsewhere in the filing to include this pro forma information as well. See SAB Topics 1:B.2, 1:B.3 and 4:B.

RESPONSE: In Footnotes 3 and 14 to our consolidated financial statements in Amendment No. 1, we describe our accounting policy for determining income taxes. Specifically, we discuss that our income tax expense/(benefit) for tax jurisdictions in which KBR is a member of its parent’s consolidated tax return is calculated based on each member’s relative contribution to the group’s consolidated tax liability (a “pro rata” method of allocating income taxes).

Paragraph 40 of FASB Statement No. 109, Accounting for Income Taxes, states “The consolidated amount of current and deferred tax expense for a group that files a consolidated tax return shall be allocated among the members of the group when those members issue separate financial statements. This Statement does not require a single allocation method. The method adopted, however, shall be systematic, rational, and consistent with the broad principles established by Statement 109.” We believe the pro rata method of calculating income tax expense/(benefit) for those tax jurisdictions in which KBR is a member of its parent’s consolidated tax return is systematic, rational, and consistent with the broad principles established by Statement 109. Since the adoption of Statement 109, Halliburton has consistently allocated income tax expense for financial reporting purposes among the members of its consolidated tax returns using the pro rata method. Accordingly, we concluded that it was appropriate to use the pro rata method of computing income tax expense/(benefit) in our consolidated financial statements included in Amendment No. 1. We further believe that the pro rata method is preferable to the separate return method because KBR’s tax attributes (including taxable income, foreign tax credits and net operating loss carryforwards) are economically shared with Halliburton’s tax attributes in jurisdictions in which a consolidated tax return is filed.

SAB Topic 1:B.1 – Question 3 indicates the staff’s view that when the historical income statements in the filing do not reflect the tax provision on the separate return basis, the registrant should disclose its income tax provision calculated on the separate return basis “for the most recent year and interim period.” As required by the SAB and for purposes of presentation in Amendment No. 1, we have calculated our tax provision on a separate return basis for the most recent year end and interim period and disclosed that alternative measure of income tax expense in Footnote 14 to our consolidated financial statements for the year ended December 31, 2005 and for the three months ended March 31, 2006. We believe this pro forma presentation of our income tax expense on a separate return basis complies with the requirements of the SAB. We note that the SAB’s requirement to present pro forma information for the most recent year and interim period is consistent with the Article 11 of Regulation S-X for pro forma adjustments related to periods prior to the most recent fiscal year.

We have amended the Registration Statement to include unaudited pro forma condensed consolidated financial statements consistent with the requirements of Article 11 of Regulation S-X. The pro forma financial statements include adjustments showing the effects of the legal reorganization from a limited liability company to a C-corporation including the transfer of undistributed members’ equity to paid-in capital as well as other transactions directly related to our offering. The change from an LLC to a C-Corp will not change the tax provision recorded in our historic financial statements or in our pro forma disclosures included in footnotes to our financial statements. As required by Article 11, the pro forma presentation includes a condensed consolidated balance sheet as of March 31, 2006 and condensed consolidated income statements for the year ended December 31, 2005 and for the three months ended March 31, 2006, accompanied by footnotes to explain the specific assumptions underlying the pro forma adjustments.

As noted on page 115 of Amendment No. 1 and in Footnote 25 to our consolidated financial statements, in connection with this offering we will enter into a newly revised tax sharing agreement with Halliburton. The revisions to our existing tax sharing agreement would not affect our income tax provision as calculated in the historic periods presented pursuant to the existing tax sharing agreement. As such, we have not given effect to the newly revised tax sharing agreement in our pro forma financial information.

73.	Please also present pro forma financial information as of your most recent balance sheet date and for the 2005 fiscal year and most recent interim period giving effect to your use of a portion of the offering proceeds to repay debt and for the payment of any distribution to Halliburton. The denominator used in computing pro forma EPS should include only those shares whose proceeds are being used to repay debt and for the payment of any distribution to Halliburton. Please disclose how you computed each amount presented. Please also disclose that common shares to be used for general corporate purposes were not included in this pro forma information.

RESPONSE: As noted in our response to Comment #72, we have included unaudited pro forma condensed consolidated financial statements in Amendment No. 1. The pro forma financial statements give effect to, among other things, the proceeds of the offering and the use thereof to repay debt owed to subsidiaries of Halliburton. We will include the pro forma EPS disclosures as required in a subsequent amendment when the number of shares to be issued in the offering are known or are reasonably estimable. We do not anticipate having reasonable estimates of such amount until such time that pricing discussions with potential buyers and underwriters have taken place.

Please quantify for us the impact that the newly revised cost-sharing agreements with Halliburton would have had on your historical financial statements had those agreements been in place during the 2005 fiscal year and the most recent interim period. If material, please give pro forma effect to these agreements as well. See SAB Topic 1:B.2.

RESPONSE: As noted in Footnote 25 to our consolidated financial statements, KBR intends to enter into transition services agreements with Halliburton immediately prior to completing the initial public offering. While these agreements will be newly executed, the transition services covered will primarily represent those that have historically been provided to KBR by Halliburton. The costs of these services have been and will continue to be charged on the basis of the costs of providing the specific service. Our consolidated financial statements include all material costs incurred by Halliburton on our behalf. The transition services agreement will include an additional charge to KBR for the Halliburton guarantees associated with certain KBR projects. We estimate that the charge will be approximately $2.5 million in 2007. This charge has not historically been made to KBR by Halliburton. This estimated future cost of this charge for Halliburton guarantees is included in the disclosure of our estimated incremental costs associated with being a separate publicly traded company located under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We believe the terms of the transition services agreement are substantially the same as our historical arrangements. As such, the historical costs reflected in our consolidated financial statements would not materially differ. Therefore, we have not given effect to these agreements in our pro forma financial information.

Consolidated Statements of Cash Flows, page F-6

74.	Please present changes in receivables separately in your statements of cash flows from changes unbilled work on uncompleted contracts. See paragraph 29 of SFAS 95.

RESPONSE: We have revised our Statements of Cash Flows on page F-6 of Amendment No. 1 to identify cash flows from accounts receivable separate from cash flows from unbilled receivables.

75.	Please present cash flows related to other assets separately from cash flows related to other liabilities in your statements of cash flows.

RESPONSE: We have revised our Statements of Cash Flows on page F-6 of Amendment No. 1 to identify cash flows from changes in other assets separate from cash flows from changes in other liabilities.

Note 2. Basis of Presentation, page F-7

76.	Please provide an estimate of additional expenses you would have incurred if you had operated as an unaffiliated entity for each period presented. Refer to Question 2 of SAB Topic 1:B.1.

RESPONSE: Supplementally, we inform you as follows:

As described in Footnote 2, “Basis of Presentation” to our consolidated financial statements, our consolidated financial statements include all material costs incurred by Halliburton on our behalf. As stated in the response to Comment Number 73, KBR will enter into transition services agreements with Halliburton immediately prior to completing the public offering. We and Halliburton intend for these agreements to cover the same services that have been historically provided and the same methods for allocating related costs as previously followed and described in Footnote 19 “Related Party Transactions” in our consolidated financial statements. The primary purpose of the agreements is to formalize these historical arrangements at the time of the sale of KBR shares of common stock. We do not expect the cost of such services to materially change except as a result of normal inflation related factors and normal changes in the level of services rendered.

As also described in our response to Comment Number 73, the terms of the new transition services agreement are substantially the same as our historical arrangements. As such, the historical costs reflected in our consolidated financial statements would not materially differ. Therefore, we have not given effect to these agreements in our pro forma financial information.

We also estimate that certain other expenses will be incurred as a result of KBR becoming a registrant and subsequently becoming an unaffiliated entity of Halliburton. However, KBR will continue to operate as a majority owned subsidiary following the completion of this offering. Our estimate of the incremental costs are disclosed under

“Management’s Discussion and Analysis of Financial Condition and Results of Operations—Executive Summary” on pages 43 and 44 of Amendment No. 1.

Accordingly, we believe no additional disclosure is necessary.

Note 3. Significant Accounting Policies, page F-8

77.	Please disclose your accounting policy related to pre-contract costs on both governmental and non-governmental contracts. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

RESPONSE: We have revised the disclosure on page F-9 of Amendment No. 1 to include the following:

“Pre-contract costs incurred in anticipation of a specific contract award are deferred when the costs can be directly associated with a specific anticipated contract and their recoverability from that contract is probable. Pre-contract costs related to unsuccessful bids are written off no later than the period we are informed that we are not awarded the specific contract. Costs related to one-time activities such as introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer, or commencing new operations are expensed when incurred.”

78.	Please disclose your accounting policy for legal costs expected to be incurred with a loss contingency, including whether you accrue for them or not. Refer to EITF Topic D-77.

RESPONSE: Supplementally, we inform you as follows:

We expense legal costs in the period that such costs are incurred. We do not accrue for expected future legal costs for matters involving loss contingencies.

In addition, we have revised our Significant Accounting Policies discussion in Footnote 3 to our consolidated financial statements on page F-9 of Amendment No. 1 to include a statement that “We expense legal costs in the period in which such costs are incurred.”

Cash and equivalents, page F-9

79.	Given that the use of certain cash balances is limited to specific projects or joint venture activities and is not available for other projects, general cash needs or distribution to you without approval of the board of directors of the respective joint venture or subsidiary, please tell us how you determined these cash balances should not be separately presented on your balance sheets as restricted cash in accordance with Rule 5-02(1) of Regulation S-X. Correspondingly, please address why these amounts were not excluded from the cash and equivalents amounts reported on your statements of cash flows.

RESPONSE: Supplementally, we inform you as follows:

We conduct a significant portion of our E&C business through joint ventures, some of which participate in multiple projects and others participate in single projects. In addition, we have less than 100% ownership of certain of our operating subsidiaries which are consolidated for financial reporting purposes. For joint ventures and for less than wholly owned subsidiaries that we consolidate, cash is included in our consolidated financial statements. Cash and advance payments received by these entities are generally designated for normal business use within the joint venture, and will normally be distributed to joint venture partners periodically, as milestones are met or upon conclusion of a specific project. While, as highlighted in Footnote 3 to our consolidated financial statements, these funds may be limited to use within specific projects or joint ventures, they are ultimately used in the normal conduct of our business within these entities and other than that, are not subject to any specific restrictions on usage.

Rule 5-02(1) of Regulation S-X defines restricted cash as cash items which are restricted as to withdrawal or usage. More specifically the regulation refers to items such as legally restricted deposits held as compensating balances against borrowing arrangements, or cash which is subject to company statements of intention containing a restriction on the cash. While the cash balances disclosed in Footnote 3 to our consolidated financial statements are limited to use within the joint ventures there is no restriction as to its withdrawal or usage for project or normal business purposes within each of the joint ventures.

The cash balance held by these joint ventures primarily represents cash advances from the customer which is reflected as a current liability in our consolidated financial statements. In addition, because the joint venture is primarily engaged in a construction activity, substantially all of its assets and liabilities are generally classified as current. Since these joint ventures are consolidated for accounting purposes, the full amount of cash and any offsetting liabilities for the entities is properly classified as offsetting sources and uses of operating cash flow on the cash flow statements. Therefore, no operating cash flow results from our classification of this cash as non-restricted cash in our consolidated financial statements. Accordingly, we believe disclosure is the appropriate treatment.

Note 4. Percentage-of-Completion Contracts, page F-12

80.	Tell us more about the probable unapproved claims which arose from the three projects with PEMEX. Specifically, tell us how you determined it was appropriate to report these amounts in revenue given the guidance of paragraph 65 of SOP 81-1.

RESPONSE: Supplementally, we inform you as follows:

There were three separate projects for PEMEX. These three projects, known as EPC 1, EPC 22, and EPC 28, are now complete. The scope of work under these contracts for PEMEX included the engineering, procurement, fabrication, transport, hook-up and commissioning of three offshore platforms, support structures, pipelines and other related facilities. The facilities are part of the Canterell Field located in the Bay of Campeche offshore Mexico.

While the specific causes vary by project, each one encountered significant delays which resulted in substantial cost overruns for which we believe an entitlement for reimbursement exists from PEMEX.

In connection with the EPC 1 project, PEMEX was responsible for selecting, furnishing and installing of two gas compressors. The delivery of both compressors was delayed and the subcontractors working for PEMEX could not complete their work related to the installation of these compressors in a timely manner to allow KBR to complete the overall project within the scheduled time frame.

In the case of the EPC 22 contract, PEMEX failed to provide (a) accurate and timely design documentation, (b) owner-furnished equipment in a timely and suitable condition, and (c) adequate inspection and acceptance processes of various project systems.

The EPC 28 project required that PEMEX complete the installation of six new platforms and modify two additional platforms on a timely basis as set forth in the contract. KBR performed work in connection with engineering, fabrication, transport, installation and testing of an interconnecting pipeline between platforms and related equipment. Significant delays were encountered by PEMEX in this work which in turn delayed and disrupted the timely execution of work by KBR.

In accordance with the terms of all three contracts, claims for additional compensation were submitted by KBR (and its affiliate regarding EPC 22) with the International Chamber of Commerce for arbitration on each of the three projects. Tribunals have been established to consider each individual arbitration request and these are at various stages with respect to activities which will lead to a eventual decisions regarding jurisdiction and evaluation of the merits of each case. The hearing dates on the merits of EPC 1 and EPC 22 have not been established, although the arbitration panel has suggested a late November, 2006 date for the EPC 22 hearing. The arbitration hearing date for the EPC 28 project has been scheduled for June 2006. We expect a ruling by this tribunal prior to the end of 2006.

In accordance with the provisions of SOP 81-1, claims revenue totaling approximately $195 million (including $150 million related to consolidated entities and $45 million related to our unconsolidated related companies) was recognized on these projects as of December 31, 2005. There was no change in these amounts during the quarter ended March 31, 2006. The aggregate value of claims submitted to PEMEX is in excess of $450 million.

Prior to recognizing these claims as revenue (revenue has been recognized to the extent facts and cost is probable without any mark-up for profit), we conducted comprehensive reviews of contract documentation and obtained assurance that (1) a legal basis for the assertion of claims existed in each of the individual contracts based on the opinion of both outside and internal legal counsel, (2) the additional costs incurred were a result of circumstances that were unforeseen as of the contract date, (3) the additional costs incurred were clearly identified, documented and considered reasonable in the specific circumstances based on a comprehensive review of each project’s cost schedules and other supporting documentation, and (4) the collective documentation supporting each of the claims was objective and verifiable. The documentation underlying each of these claims was also reviewed by outside consultants who also interviewed KBR project and other personnel and independently estimated the amount of costs for which recovery is considered probable. We have recorded the lower of KBR’s or the consultant’s estimate of probable recoverable costs. Therefore, we believe the amounts recorded were consistent with the criteria of paragraph 65 of SOP 81.1.

Note 5. Barracuda-Caratinga Project, page F-13

81.	Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5 regarding the matters in dispute with Petrobas. These disclosures should include the amount accrued. If no amounts have been accrued, tell us how you determined this was appropriate given the guidance of paragraph 8 of SFAS 5. Your explanation for why no amounts have been accrued should address the indemnification agreement with Halliburton, and why this was the one of the specific matters for which you entered into an indemnification agreement.

RESPONSE: We have revised the disclosure in Footnote 5 to our consolidated financial statements to include the following additional language:

“As of March 31, 2006 (unaudited) and December 31, 2005, we have not accrued any amounts related to this arbitration.”

Supplementally, we inform you as follows:

We have not accrued any costs for this matter because we believe it is not probable that KBR will pay any costs relative to Petrobras’ claim.

Regarding the reason Halliburton indemnified KBR, Halliburton has informed us that it determined to provide an indemnification to KBR for this matter because the bolts issue involves some subsea work that was originally done by the energy services group of Halliburton as a subcontractor of KBR. Although, Halliburton does not believe that Petrobras’ claim will be upheld or that losses will be incurred, the indemnity is being provided to place responsibility with Halliburton on a matter relating to energy services work and in an effort to mitigate any concerns which might arise from potential investors in the offering.

Note 7. Business Segment Information, page F-14

82.	You state that you have organized your reporting structure based on similar products and services resulting in your two segments. It is not clear how the determination of your segments complies with SFAS 131. Please explain to us how you arrived at the two reportable segments. Your explanation should first address how you determined your operating segments in accordance with paragraph 10 of SFAS 131. If applicable, please discuss how you determined it was appropriate to aggregate operating segments into your two reportable segments in accordance with paragraph 17 of SFAS 131.

RESPONSE: Supplementally, we inform you as follows:

We are comprised of two reportable operating segments in accordance with SFAS 131, the Energy and Chemicals (“E&C”) Division and the Government and Infrastructure (“G&I”) Division (collectively the “Divisions”).

We have identified the criteria for defining an enterprise’s operating segments from paragraph 10 of SFAS 131 along with our reason for meeting those criteria as follows:

(a) That engage in business activities from which it may earn revenue and incur expenses;

The KBR Divisions generate revenue and incur expenses through the pursuit of various types of business activities including, but not limited to, a wide range of engineering, construction, operations and maintenance, logistics and project management services. The E&C Division designs and constructs energy and petrochemical projects, including large, technically complex projects in remote locations around the world. Through this Division, KBR provides engineering, procurement, construction, facility commissioning and start-up services, and program and project management, consulting and technology services. The G&I Division’s operations provide services to the military and civilian branches of governments around the world, as well as activities including construction of roads, airports, railroads and buildings. These two Divisions accounted for 100% of our revenues for the periods presented in Amendment No. 1.

(b) Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance;

During 2004 and 2005 and through March 31, 2006, the CODM of KBR has been Andy Lane, the Executive Vice President and Chief Operating Officer of KBR’s parent, Halliburton Company. Andy Lane regularly reviews the E&C and G&I operating results to assess performance and to allocate resources allocated between the E&C and G&I segments. The E&C and G&I Divisions have segment managers who are directly accountable and maintain regular contact with Andy Lane for his review of operating activities, financial results, forecasts, or plans of segments. The segment managers are responsible for allocating resources within the segments and for making decisions that affect the segment’s operations and performance.

(c) For which discrete financial information is available;

The divisional vice presidents report and separately deliver to the CODM a monthly financial data management package that includes financial highlights by division, desired financial statements for each division and for KBR’s consolidated results, comparisons to forecasts and comparisons of actual to planned results. This financial information is sufficiently detailed to enable the CODM to assess performance and to make resource allocation decisions for the divisions.

KBR did not report any aggregated reportable segments pursuant to the guidance in paragraph 17 of SFAS 131.

Note 12. United States Government Contract Work

83.	On page 16, you state that for the LogCAP and PCO Oil South contracts you recognize award fees based on your estimate of amounts to be awarded. In determining your estimates you consider, among other things, past award experience for similar types of work. These estimates are adjusted to actual when the task orders are definitized and the award fees have been finalized by your customer. Your disclosures on page 46 indicate that you have past award experience on the LogCAP project to arrive at estimated of award fees. Please tell us more about how you estimate award fees for other contracts including the PCO Oil South contract. Tell us what consideration is given to the customer’s withholding of payments, unapproved claims, or other issues in arriving at the estimate.

RESPONSE: Supplementally, we inform you as follows:

Many of our contracts with the government are cost reimbursable plus a base fee and an award fee. The award fee is determined by an Award Fee Evaluation Board made up of customer personnel which meets at a frequency specified in the contract, generally two to four times per year.

When award fees are recognized, our determination of the amount of award fee to accrue is based upon:

•	reference to applicable authoritative accounting literature;

•	award fee criteria specified in the contract;

•	historical experience on similar contracts;

•	historical experience with the customer;

•	on-going self-assessment of performance under the contract;

•	on-going informal feedback of our performance by the customer through regular and frequent meetings;

•	periodic assessment of performance made by the customer; and

•	known concerns raised by our customer or DCAA.

Based on analysis of the above factors, we determine the appropriate amount of award fees to accrue. For example, by following these criteria with respect to the withholdings from the customer related to our DFAC services (described in Footnote 12), we accrued no award fee for the withheld amounts prior to the resolution. Likewise, by following these criteria, we have accrued no award fees on our work under the PCO Oil contract prior to being determined and awarded by the client. Please see our response to Comment #86 for details regarding the consideration of unapproved claims and the recognition of award fees.

84.	It is not clear why you did not disclose the Water matter discussed on page 87. Please include a description of this matter as well as any other disclosures required by paragraphs 9 and 10 of SFAS 5, or tell us why you determined these disclosures were not necessary.

RESPONSE: We have deleted the “water” discussion from legal proceedings because there is no current proceeding. We do not believe a material loss is reasonably possible with respect to this matter.

Withholding of Payments, page F-2l

85.	Please disclose the total of amounts previously withheld related to the PCO Oil South Project, when these amounts were withheld, and the amounts subsequently collected. Please disclose when you expect the definitization process to be completed. For any amounts that are currently being withheld, please disclose the reasons for the withholding.

RESPONSE: We have revised the disclosure to Footnote 12 to our consolidated financial statements on page F-23 of Amendment No. 1.

86.	You state that you had unapproved claims totaling $69 million at December 31, 2005 for the LogCAP and PCO Oil South. For each contract, tell us the amount of unapproved claims as well how much of the unapproved claims you have determined to be probable unapproved claims and correspondingly been recorded as revenue. Tell us how you determined it was appropriate to report these amounts in revenue given the guidance of paragraph 65 of SOP 81-1.

RESPONSE: Supplementally, we inform you as follows:

LogCAP III and PCO Oil South are cost reimbursable contracts. LogCAP III had unapproved claims totaling $57 million at December 31, 2005. We believe that these amounts are probable of collection. This $57 million represents allowable incurred cost and excludes any profit. We have reviewed the criteria of paragraph 65 of SOP 81-1 each quarter and believe that these costs meet the criteria for revenue recognition. In addition, these costs were incurred in performance of the contract, were required to support the combat mission and, when funding is allocated, will qualify as reimbursable cost under the contract. We have elected to treat amounts as claims because they exceed the funds currently allocated for the tasks assigned. We are currently working with our customer to re-allocate funds between task orders as required to obtain payment.

Of the $69 million of unapproved claims on our government contracts, $12 million relates to our PCO Oil contract. We do not consider collection of this $12 million to be probable. During performance of certain assigned tasks, the customer reduced the funding to amounts less than our costs incurred plus profit. Although we continue to pursue collection and have submitted termination settlement proposals in accordance with the terms of the contract, we are not optimistic about collection.

We have revised our disclosure in Footnote 12 to our consolidated financial statements on page F-24 of Amendment No. 1 as follows:

“Of the $69 million of unapproved claims, $57 million are considered to be probable of collection and have been recognized as revenue and $12 million are not considered probable of collection for which no revenues have been recognized.”

Foreign Corrupt Practices Act Investigations, page F-22

87.	You state that as of December 31, 2005 you have not accrued any amounts related to these investigations other than your current legal expenses. You state that information has been uncovered suggesting that, commencing at least 10 years ago, members of TSKJ planned payments to Nigerian officials. You have reason to believe, based on the ongoing investigations that payments may have been made to Nigerian officials. In light of this, please help us understand how you determined you were not required to accrue any amounts related to these investigations pursuant to paragraph 8 of SFAS 5. If an exposure to loss exists in excess of amounts accrued and it is reasonably possible that a loss or additional loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

RESPONSE: We have revised our disclosure in Footnote 13 to our consolidated financial statements as follows: “As of March 31, 2006 (unaudited) and December 31, 2005, we are unable to estimate an amount of probable loss or a range of possible loss related to these matters.”

Supplementally, we inform you as follows:

Given that the investigation is still in its discovery phase, and analysis, document production and interviews are yet to be completed, we cannot yet estimate the possible loss or range of loss. We have attempted, however, to provide guidance to the reader of the financial statements on how one might determine a range of loss once more information becomes available.

As will be provided in the separation agreement between Halliburton and KBR:

•	Halliburton will agree to indemnify us for fines or other monetary penalties or direct money damages, including disgorgement, as a result of governmental claims relating to FCPA Matters (as defined in Amendment No. 1); and

•	Subject to certain actions, Halliburton in its sole discretion has and will control the investigation, defense and/or settlement of FCPA Matters.

88.	Given that the results of these investigations could have a material adverse effect on your business, prospects, results of operations, financial condition and cash flows, please disclose the amount of legal expenses incurred for each period presented as well as the amount accrued as of each balance sheet date.

RESPONSE: Supplementally, we inform you as follows:

The investigations into these matters are being overseen by a special committee of the Board of Directors of Halliburton. The inquiries of both the SEC and the Department of

Justice (DOJ) have been directed through Halliburton. Accordingly, in 2005, Halliburton made the decision that legal and other costs incurred on behalf of the special committee of the Board of Directors should be charged to Halliburton and not charged to KBR. Prior to this decision, two invoices related to this investigation were charged to KBR during 2004. These charges consisted of outside legal fees in the amount of $516,000, which were recorded by KBR during the second quarter of 2004 and discovery fees in the amount of $1,005,000 that were recorded by KBR during the fourth quarter of 2004.

During 2005, Halliburton determined that it was appropriate to reflect the expense of the investigation as a Halliburton corporate expense. Accordingly, beginning in 2005, Halliburton did not bill KBR and KBR did not record expense for the cost related to this investigation. The following were considered in reaching this decision:

1.    The investigations of the SEC and DOJ are directed through Halliburton.

2.    The investigations are being overseen by a special committee of the Board of Directors of Halliburton. No members of KBR management participate on this committee.

3.    Halliburton is solely managing the investigation, including the scope and level of expenses incurred. Accordingly, KBR is not participating in the process of determining the scope of work or the related level of expenses.

4.    KBR management is not regularly briefed on the status or results of the investigation. Certain individuals within KBR are advised on certain aspects of the investigation on a “need to know” basis.

5.    Halliburton will indemnify KBR for fines or other monetary penalties or direct monetary damages, including disgorgement, as a result of the governmental claims relating to these matters.

6.    KBR does not expect to participate in any settlement negotiations on these matters. KBR’s participation in the settlement is limited to the right to accept or reject the settlement terms reached by Halliburton. Should KBR choose to reject settlement terms proposed by Halliburton, KBR will lose any rights to be indemnified by Halliburton.

Bidding Practices Investigation, page F-24

89.

You state that as of December 31, 2005 you have not accrued any amounts related to this investigation other than our current legal expenses. You also state that in connection with the investigation into payments made in connection with the Bonny Island project in Nigeria, information has been uncovered suggesting that Mr. Stanley and other former employees may have engaged in coordinated bidding with one or more competitors on certain foreign construction projects, and that such coordination possibly began as early as the mid-1980s. In light of this, please help us understand how you determined you were not required to accrue any amounts related to these investigations pursuant to paragraph 8 of SFAS 5. If an exposure to loss exists in excess of amounts accrued and it is reasonably possible that a loss or additional loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS5.

RESPONSE: Supplementally, we inform you as follows:

We have no reason to believe that the DOJ is pursuing this investigation. In early 2005, we furnished data to the Antitrust Division of the DOJ indicating that, so far as could be determined from company records, all LNG liquefaction projects for which the company had information were constructed in foreign locations, pursuant to contracts with predominantly (or possibly completely) foreign ownership entities. One could reasonably conclude from the information that any LNG liquefaction projects for which coordinated bidding were possible (if it indeed occurred) were outside the jurisdiction of U.S. antitrust laws. The DOJ indicated that it would follow up with any further questions. No discussions or communications of any kind with the Antitrust Division of the DOJ have occurred with respect to this matter since that time (over 14 months). We do not believe a loss is probable.

90.	Given that there can be no assurance that the results of these investigations will not have a material adverse effect on your business and results of operations, please disclose the amount of legal expenses incurred for each period presented as well as the amount accrued as of each balance sheet date.

RESPONSE: Supplementally, we inform you as follows:

Halliburton has been controlling the investigation relating to this matter. As a result, any legal expenses incurred in any period presented or accrued as of any balance sheet date presented have been recorded on Halliburton’s financial statements. See the response to Comment #88. Moreover, as discussed in the response to Comment #89, we have no reason to believe that the DOJ is pursuing this investigation. No discussions or communications of any kind with the Antitrust Division of the DOJ have occurred with respect to this matter since early 2005 (over 14 months) and, as such, legal expenses are not being incurred.

Convoy ambush litigation, page F-25

91.	If it is reasonably possible that a loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

RESPONSE: We have revised the disclosure on page F-27 of Amendment No. 1 to include the following:

“We had not accrued any amounts related to these matters as of March 31, 2006 (unaudited) and December 31, 2005 as we do not believe it is probable that we will incur a loss. In addition, we are unable to estimate a range of possible loss related to this matter.”

Environmental, page F-25

92.	In light of the recent resolution of asbestos and silica-related lawsuits, please provide additional information regarding your environmental matters. These disclosures should include those required by paragraphs 9 and 10 of SFAS 5 as well as SAB Topic 5:Y, which at a minimum should disclose the amount accrued as of December 31, 2005 related to environmental matters as well as the amount of any additional estimated loss or range of loss that is reasonably possible.

RESPONSE: At December 31, 2005, our accrual for environmental liabilities totaled approximately $4 million, the majority of which is our total gross estimated liability for investigation or remediation of various sites. In certain instances, we have been named a potentially responsible party by a regulatory agency, but in each of those cases, we do not believe we have any material liability.

Because compliance with environmental regulations has not materially impacted our capital expenditures, earnings, or competitive position we do not believe additional disclosure is required.

Liquidated Damages, page F-27

93.	Please tell us more about your accounting policy related to liquidated damages. On page F-14, your disclosure indicates that you paid $22 million in liquidated damages in 2004 on the Barracuda-Caratinga Project. Given that it appears you are required to pay liquidated damages to certain customers, tell us how you determined it is not appropriate to accrue the $70 million in liquidating damages at December 31, 2005. Tell us how your accounting for these amounts complies with paragraph 8 of SFAS 5.

RESPONSE: Supplementally, we inform you as follows:

Our accounting policy related to liquidated damages is specifically written to comply with the accounting and disclosure requirements in SFAS 5. We accrue for liquidated damages when it is deemed probable that the company may incur these charges from the customer. We generally consider liquidated damages to be probable when the causation of either a schedule delay or not meeting the performance requirements is due to our lack of performance under the contractual terms and we have no valid defenses against a potential claim such as a customer’s contribution to schedule delays or performance matters.

The general contractual purpose of liquidated damages is to provide an incentive for the contractor to complete the project on schedule. However, actual liquidated damages are often not assessed if no damage has actually been incurred by the customer or the customer contributed to the schedule delay through their actions or failure to act.

In some situations, the delay in schedule is caused by changes in scope and or design from the original contractual agreement. In these circumstances, we evaluate our contractual rights under the contract with respect to any entitlement to extension of the original schedule and determine if it is probable that we will prevail in the resolution of the unapproved or disputed change orders. If we determine that we have a legal basis and contractual right to extension of the schedule and it is not probable that we would incur any liquidated damages from the customer, we do not accrue any amount for these items. However, we disclose any exposure to liquidated damages that may be calculated from the original contract terms based on our current forecasted completion dates, and we continue to make these disclosures until such time the customer has agreed to extend the scheduled completion date or the matters have been resolved through negotiation, arbitration or litigation.

The $22 million of liquidated damages that was paid to Petrobras in 2004 for delays on the Barracuda-Caratinga project was in connection with a significant negotiation with the customer and an amendment to the original contract on this project. There were substantial change orders and cost overruns on this project which resulted in a significant delay from the original completion date. The $22 million of liquidated damages paid to Petrobras was significantly less than the exposure to liquidated damages per the original completion date and was part of a negotiated amount in connection with amending the original contract and was accrued in 2003 when it was deemed probable.

We have not accrued for the $70 million of liquidated damages disclosed in Footnote 13 as of December 31, 2005 because it was not probable the customer would prevail in assessing liquidated damages.

Leases, page F-27

94.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease revenues that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease revenues. If, as we assume, each of these items is included in computing your minimum lease revenues and the minimum lease revenues are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

RESPONSE: We have provided the following disclosure regarding our policy on lease expense in Footnote 13 to our consolidated financial statements on page F-29 of Amendment No. 1:

“We are obligated under operating leases, principally for the use of land, offices, equipment, field facilities, and warehouses. We recognize minimum rental expenses over the term of the lease. When a lease contains a fixed escalation of the minimum rent or rent holidays, we recognize the related rent expense on a straight-line basis over the lease term and record the difference between the recognized rental expense and the amounts payable under the lease as deferred lease credits. We have certain leases for office space where we receive allowances for leasehold improvements. We capitalize these leasehold improvements as property, plant, and equipment and deferred lease credits. Leasehold improvements are amortized over the shorter of their economic useful lives or the lease term. Total rent expense, net of sublease rentals, was $383 million in 2005, $387 million in 2004, and $193 million in 2003.”

Supplementally, we inform you as follows:

KBR sublease rental revenue was not material for any of the years presented in our consolidated financial statements.

Note 19. Related Party Transactions, page F-38

95.	Rather than just disclosing the allocation methods used in general, please specifically disclose the allocation method used for each material type of cost allocated and management’s assertion that the methods used are reasonable. See SAB Topic 1:B.1.

RESPONSE: We have revised our disclosure in Footnote 19 to our consolidated financial statements on page F-43 of Amendment No. 1 to include the following:

“In addition to the transactions described above, Halliburton and certain of its subsidiaries provide various support services to KBR, including information technology, legal and internal audit. Costs for information technology, including payroll processing services, which totaled $20 million for the year ended December 31, 2005, $19 million for the year ended December 31, 2004 and $22 million for the year ended December 31, 2003 are allocated to KBR based on a combination of factors of Halliburton and KBR, including relative revenues, assets and payroll, and negotiation of the reasonableness of the charge. Costs for other services allocated to KBR were $20 million for the year ended December 31, 2005, $20 million for the year ended December 31, 2004 and $18 million for the year ended December 31, 2003. Costs for these other services, including legal services and audit services, are primarily charged to KBR based on direct usage of the service. Costs allocated to KBR using a method other than direct usage are not significant individually or in the aggregate. We believe the allocation methods are reasonable.”

96.	Given that it does not appear that interest charges on intercompany debt were recorded prior to October 2005, please provide additional disclosures regarding your intercompany debt. These disclosures should include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period presented. Refer to Question 4 of SAB Topic 1:B.1.

RESPONSE: We have revised our disclosure in Footnote 19 to our consolidated financial statements on page F-44 to include the following:

“The balances for the related party transactions described above are reflected in the consolidated financial statements as either “Receivable From Related Party” or “Payable to Related Party” as appropriate. The average intercompany balance for 2005 was $921 million. For 2004 and 2003, the average intercompany balance was $1,216 million and $965 million, respectively.”

Supplementally, we inform you as follows:

Intercompany balances between Halliburton and KBR have historically been non-interest bearing, although certain intercompany balances between subsidiaries of KBR and Halliburton have historically been interest bearing. Pursuant to the subordinated note agreements with Halliburton effective December 1, 2005 all balances between Halliburton and KBR, which totaled $774 million, began accruing interest at 7.5% per annum as of that date.

Note 25. Subsequent Events, page F-45

97.	Please briefly disclose the terms of your various cost sharing, separation and indemnification agreements with Halliburton.

RESPONSE: Supplementally, we inform you as follows:

The services to be provided under the transition services agreement between Halliburton and KBR are substantially the same as the services historically provided. Similarly, the related costs of such services will be substantially the same as the costs incurred and recorded in our historical financial statements. Further, the tax sharing agreement to be entered into in connection with the offering will contain substantially the same tax sharing provisions as included in our previous as sharing agreements.

Item 16. Exhibits and Financial Statement Schedules, page II-3

98.	Please file promptly all of the exhibits required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. All exhibits and any related disclosure are subject to staff review and you should allow a reasonable period of time for our review prior to requesting acceleration.

RESPONSE: We have filed with Amendment No. 1 all exhibits that are currently available. We will promptly amend the Registration Statement to file all remaining exhibits as soon as they become available so that the staff has adequate time to review prior to requesting acceleration.

99.	We note the disclosure one page 7 regarding the plan of reorganization. Please file this plan of reorganization as an exhibit to your registration statement. See Item 601(b )(2) of Regulation S-K.

RESPONSE: We have included the plan of reorganization, including the first amendment thereto, as Exhibits 2.1 and 2.2 to Amendment No. 1.

Schedule II—Valuation and Qualifying Accounts, page II-5

100.	Please supplementally provide us with a breakdown of the reserve for disputed and unallowable costs incurred under government contracts per contract of December 31, 2005.

RESPONSE: As requested by the staff, we have provided as Annex A to the hard copy of this memorandum a copy of a schedule providing the requested breakdown, for which we have requested confidential treatment pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. In addition, we have requested the return of the materials included in Annex A pursuant to Rule 418(b) of the Securities Act of 1933, as amended, relating to supplemental materials submitted to the SEC in paper form.

In addition, as discussed with the staff, we intend to request acceleration of the effectiveness of the Registration Statement following clearance of the staff’s review of our filing and receipt from the New York Stock Exchange (the “NYSE”) of their certification that our shares of common stock to be distributed in the distribution have been approved for listing on the NYSE.

Please contact Darrell Taylor at (713) 229-1313 or Chris Arntzen at (713) 229-1344 of Baker Botts L.L.P. with any questions or comments.